UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
 AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

BioCancell Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
N/A
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

   Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Biotechnology Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : CO

*See Item 4.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2010).

Page 2 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Industries and Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : CO

*See Item 4.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 3 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ *
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : CO

*See Item 4. Excludes 25,921 shares held for members of the public through mutual funds which are managed by a company controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (the "Epsilon Shares"). The Reporting Person disclaims beneficial ownership of the Epsilon Shares.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 4 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ *
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : CO

*See Item 4.  Excludes the Epsilon Shares. The Reporting Person disclaims beneficial ownership of the Epsilon Shares.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 5 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ *
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : IN

*See Item 4.  Excludes the Epsilon Shares. The Reporting Person disclaims beneficial ownership of the Epsilon Shares.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 6 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ *
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : IN

*See Item 4.  Excludes the Epsilon Shares. The Reporting Person disclaims beneficial ownership of the Epsilon Shares.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 7 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ *
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : IN

*See Item 4.  Excludes the Epsilon Shares. The Reporting Person disclaims beneficial ownership of the Epsilon Shares.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 8 of 14 pages

CUSIP NO. N/A

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,940,962 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,940,962 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,940,962 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ *
11.	Percent of Class Represented by Amount in Row (9) 29.2%**
12.	Type of Reporting Person : IN

*See Item 4.  Excludes the Epsilon Shares. The Reporting Person disclaims beneficial ownership of the Epsilon Shares.
** Based on 20,651,113 shares of Common Stock outstanding as of August 24, 2010 (as reported in the Issuer’s Form S-1 filed with the SEC on August 24, 2010).

Page 9 of 14 pages

Item 1.

(a)	Name of Issuer: BioCancell Therapeutics Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: Beck Science Center, 8 Hartom St, Har Hotzvim, Jerusalem 97775, Israel

Item 2.

(a)           Name of Person Filing:

This Statement is filed by:

(1) Clal Biotechnology Industries Ltd.
(2) Clal Industries and Investments Ltd.
(3) IDB Development Corporation Ltd.
(4) IDB Holding Corporation Ltd.
(5) Mr. Nochi Dankner
(6) Mrs. Shelly Bergman
(7) Mrs. Ruth Manor and
(8) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the “Reporting Persons” in this Statement.

(1)           Clal Biotechnology Industries Ltd., an Israeli public corporation (“Clal Biotechnology”), is a majority owned subsidiary of Clal Industries and Investments Ltd., an Israeli public corporation ("Clal Industries"). Clal Biotechnology is the beneficial owner of an aggregate of 6,940,962 shares of Common Stock (the “Issuer  Shares”). By reason of Clal Industries’ control of Clal Biotechnology, Clal Industries may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal Biotechnology. See Item 4.

(2)           Clal Industries is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development"). By reason of IDB Development’s control of Clal Industries, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal Industries. See Item 4.

(3)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding’s control (through IDB Development) of Clal Industries, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal Industries. See Item 4.

(4)           Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above. By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal Industries. See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Biotechnology Industries Ltd. - The Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

Clal Industries and Investments Ltd. – The Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

IDB Development Corporation Ltd. -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

Page 10 of 14 pages

IDB Holding Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman -  9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor -  26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat -  Taavura Junction, Ramle 72102, Israel.

(c)	Citizenship: Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number: N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

(a)
Of the 6,940,962 shares of Common Stock reported in this Statement as beneficially owned by Clal Biotechnology, (i) 1,720,763 of Common Stock underlie warrants issued by the Issuer to Clal Biotechnology, which are exercisable within 60 days of the date of this Statement and (ii) 1,385,754 of Common Stock underlie convertible debentures issued by the Issuer to Clal Biotechnology, which are convertible within 60 days of the date of this Statement. The amount of shares underlying the convertible debenture may vary following the date of this Statement upon the consummation of certain M&A events as set forth in the convertible debenture, or as a result of certain anti-dilution adjustments provided for under the convertible debenture. The aforesaid figures of shares are true as of September 1, 2010.

As of December 31, 2009, Clal Biotechnology beneficially owned 6,856,318 shares of Common Stock, of which (i) 1,720,763 of Common Stock underlie warrants issued by the Issuer to Clal Biotechnology, which are exercisable within 60 days of the date of this Statement and (ii) 1,301,110 of Common Stock underlie convertible debentures issued by the Issuer to Clal Biotechnology, which are convertible within 60 days of the date of this Statement.

This Statement shall not be construed as an admission by the Reporting Persons (other than Clal Biotechnology) that they are the beneficial owners of the 6,940,962 shares of Common Stock covered by this Statement.

(b)           In addition, by virtue of the agreements described below, it could be alleged that the following may constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder:

On July 30, 2008, in connection with the closing of a private placement of the Issuer, Clal Biotechnology, Tikcro Technologies Ltd. ("Tikcro"), Professor Abraham Hochberg  (Chief Scientific Officer and Director of the Issuer) and Mr. Avi Barak (former Chief Executive Officer and Director of the Issuer), entered into an Irrevocable Voting Agreement. Pursuant to the Irrevocable Voting Agreement, the parties agreed, subject to applicable law, to vote or cause to be voted all shares of Common Stock or other voting securities directly or indirectly owned by it or him at any general meeting of the Issuer stockholders at which members of the Issuer Board of Directors are to be elected in favor of the election of one nominee recommended by each of Clal Biotechnology, Tikcro and Professor Hochberg. The parties further agreed not to vote to terminate the membership of any such nominee on the Issuer Board of Directors without the prior written consent of the applicable nominating party. The right to nominate a director under the Irrevocable Voting Agreement will be in effect as long as a party holds at least 7% of the outstanding shares of the Issuer (including convertible debentures, on an as-converted basis, but excluding warrants).

Page 11 of 14 pages

On November 22, 2009, Clal Biotechnology, Professor Abraham Hochberg and Mr. Avi Barak entered into a Voting Agreement (the “New Voting Agreement” and together with the Irrevocable Voting Agreement, the "Voting Agreements"), according to which each party (Professor Hochberg and Mr. Barak are together considered one party) is required to vote at general meetings for the election of two directors designated by the other party (i.e., two directors designated by Clal Biotechnology and two directors designated by Professor Abraham Hochberg and Mr. Avi Barak acting together).  According to the terms of the New Voting Agreement, the parties’ undertakings under the New Voting Agreement and the Irrevocable Voting Agreement apply solely with respect to the appointment of two representatives by each of Clal Biotechnology and Professor Abraham Hochberg and Mr. Avi Barak acting together, and except for the parties obligations under the Irrevocable Voting Agreement, there is no additional obligation or undertaking by each party with respect to its vote regarding the appointment of the remaining members of the Issuer Board of Directors, and each party may vote on such nomination according to each party’s sole discretion and subject to applicable law. The parties further agreed not to vote to terminate the membership of any such nominee on the Issuer Board of Directors without the prior written consent of the applicable nominating party. In the event that the service of a nominee as director terminates, the parties undertook to act to convene a general meeting, and to vote for the appointment of a candidate for the position of director nominated by the party that previously nominated the director whose service terminated. The right to nominate directors under the New Voting Agreement will be in effect as long as a party holds at least 7% of the outstanding shares of the Issuer (including convertible bonds, on an as-converted basis, but excluding warrants). The parties to the New Voting Agreement also agreed to vote against any resolution increasing the number of directors on the Issuer Board of Directors beyond nine. Pursuant to the terms of the New Voting Agreement, such agreement shall be terminated on July 30, 2012.

As of the date of this Statement, there is no Clal Biotechnology-nominated director on the Issuer Board of Directors, and Clal Biotechnology has not nominated a candidate.

By virtue of the Voting Agreements, it could be alleged that a "group" within the meaning of Section 13(d)(3) of the Exchange Act has been formed that includes (i) Clal Biotechnology (and the Reporting Persons) as the beneficial owner of 6,940,962 shares of Common Stock (including 3,106,517 shares of Common Stock underlying convertible debentures and warrants which are convertible or exercisable within 60 days of the date of this Statement), (ii) Tikcro, an Israeli company with principal offices at 126 Yigal Allon Street, Tel Aviv 67443, Israel, as the beneficial owner of 8,553,897 shares of Common Stock (based on information provided in the Issuer’s Form S-1 filed with the SEC on August 24, 2010 and including 7,753,434 shares of Common Stock underlying convertible debentures and warrants which are convertible or exercisable within 60 days of the date of the Form S-1), (iii) Professor Abraham Hochberg, an Israeli citizen, as the beneficial owner of 2,221,254 shares of Common Stock (based on information provided in the Issuer’s Form S-1 filed with the SEC on August 24, 2010 and including 60,000 shares of Common Stock underlying options which are exercisable within 60 days of the date of the Form S-1), and (iv) Avi Barak, an Israeli citizen, as the beneficial owner of 864,708 shares of Common Stock (based on information provided in Mr. Barak’s Schedule 13G filed with the SEC on July 6, 2009 and including 60,000 shares of Common Stock underlying options which are exercisable within 60 days of the date of the Form S-1). Such group may be deemed to beneficially own, in the aggregate, 18,580,821 shares of Common Stock (including 10,919,951 shares of Common Stock underlying convertible debentures, warrants and options which are convertible or exercisable within 60 days of the date of the Form S-1), representing 58.85% of the outstanding shares of Common Stock.

The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Tikcro, Professor Abraham Hochberg and Mr. Barak and do not affirm that such a “group” exists.

(c)           Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Page 12 of 14 pages

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2010

CLAL BIOTECHNOLOGY INDUSTRIES LTD.
CLAL INDUSTRIES AND INVESTMENTS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: CLAL BIOTECHNOLOGY INDUSTRIES LTD.

BY: /s/ Gil Milner, /s/ Ofer Goldberg
Gil Milner and Ofer Goldberg, authorized signatories of Clal Biotechnology Industries Ltd., for itself and on behalf of Clal Industries and Investments Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth  Manor and Avraham Livnat, pursuant to  agreement annexed as Exhibit 1 to this Schedule 13G.

Page 14 of 14 pages